Exhibit 99.3

Unaudited supplemental condensed consolidating financial information of

TEMBEC INC.

Years ended September 28, 2013 and September 29, 2012

TEMBEC INC.
SUPPLEMENTAL INFORMATION

September 28, 2013

Supplemental condensed consolidating financial information

The following condensed consolidating financial information is prepared in compliance with National Instrument 51-102 – Continuous Disclosure Obligations, under Canadian securities laws.

The senior secured notes (the “Notes”) of Tembec Industries Inc. (the "Subsidiary Issuer") are fully and unconditionally guaranteed on a joint and several basis by Tembec Inc. (the "Parent Company") and most of the Subsidiary Issuer’s subsidiaries located in Canada (the “Guarantor Subsidiaries”). The Subsidiary Issuer and each of the Guarantor Subsidiaries are 100% owned by the Parent Company. The Notes are not guaranteed by the Company’s other subsidiaries (the “Other Subsidiaries”).

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at September 28, 2013 and September 29, 2012, the statements of comprehensive earnings (loss) and the statements of cash flows for the years then ended, for the Parent Company and for the Subsidiary Issuer. It also provides the same information on a combined basis for the Guarantor Subsidiaries and the Other Subsidiaries.

The supplemental condensed consolidating financial information, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), reflects the investments of the Parent Company in the Subsidiary Issuer using the equity method. Investments of the Subsidiary Issuer in the Guarantor Subsidiaries and Other Subsidiaries are also accounted for using this method.

More information on the Company and its significant accounting policies are included in the audited consolidated financial statements for the year ended September 28, 2013.

TEMBEC Supplemental Information for fiscal 2013	1

TEMBEC INC.
SUPPLEMENTAL INFORMATION

September 28, 2013

Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets

(unaudited)(in millions of Canadian dollars)

	September 28, 2013
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$19	$54	$-	$73
Restricted cash	-	-	-	1	-	1
Trade and other receivables	36	311	273	76	(539)	157
Inventories	-	-	200	37	-	237
Prepaid expenses	-	1	4	1	-	6
Assets classified as held for sale	-	-	7	-	-	7
	36	312	503	169	(539)	481

Investments	257	463	-	-	(720)	-
Property, plant and equipment	-	7	366	123	-	496
Biological assets	-	-	5	-	-	5
Employee future benefits	-	6	18	-	-	24
Other long-term receivables	-	8	-	2	-	10
Deferred tax assets	-	-	-	5	-	5
	$293	$796	$892	$299	$(1,259)	$1,021

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$53	$4	$-	$57
Trade, other payables and accrued charges	71	188	415	60	(539)	195
Interest payable	-	10	-	-	-	10
Income tax payable	-	(1)	-	9	-	8
Provisions	-	6	-	-	-	6
Current portion of long-term debt	1	-	1	14	-	16
	72	203	469	87	(539)	292

Long-term debt	1	303	53	15	(3)	369
Provisions	-	-	12	-	-	12
Employee future benefits	-	90	16	20	-	126
Other long-term liabilities	-	-	2	-	-	2
	73	596	552	122	(542)	801

Shareholders' equity:
Share capital	567	555	731	34	(1,320)	567
Retained earnings (deficit)	(353)	(361)	(391)	137	615	(353)
Accumulated other comprehensive earnings (loss)	6	6	-	6	(12)	6
	220	200	340	177	(717)	220
	$293	$796	$892	$299	$(1,259)	$1,021

TEMBEC Supplemental Information for fiscal 2013	2

TEMBEC INC.
SUPPLEMENTAL INFORMATION

September 28, 2013

Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets (continued)

(unaudited)(in millions of Canadian dollars)

	September 29, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$1	$29	$57	$-	$87
Restricted cash	-	-	5	-	-	5
Trade and other receivables	36	307	210	65	(418)	200
Inventories	-	-	228	27	-	255
Prepaid expenses	-	1	5	1	-	7
Assets classified as held for sale	-	-	-	-	-	-
	36	309	477	150	(418)	554

Investments	102	372	-	-	(474)	-
Property, plant and equipment	-	6	379	100	-	485
Biological assets	-	-	4	-	-	4
Employee future benefits	-	-	-	-	-	-
Other long-term receivables	-	10	-	2	-	12
Deferred tax assets	-	(1)	-	5	-	4
	$138	$696	$860	$257	$(892)	$1,059

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$65	$3	$-	$68
Trade, other payables and accrued charges	34	113	442	59	(418)	230
Interest payable	-	10	-	-	-	10
Income tax payable	-	-	-	3	-	3
Provisions	-	1	2	-	-	3
Current portion of long-term debt	1	-	-	15	-	16
	35	124	509	80	(418)	330

Long-term debt	1	289	18	23	(8)	323
Provisions	-	5	12	-	-	17
Employee future benefits	-	195	52	38	-	285
Other long-term liabilities	-	-	2	-	-	2
	36	613	593	141	(426)	957

Shareholders' equity:
Share capital	564	555	696	40	(1,291)	564
Retained earnings (deficit)	(453)	(463)	(429)	85	807	(453)
Accumulated other comprehensive earnings (loss)	(9)	(9)	-	(9)	18	(9)
	102	83	267	116	(466)	102
	$138	$696	$860	$257	$(892)	$1,059

TEMBEC Supplemental Information for fiscal 2013	3

TEMBEC INC.
SUPPLEMENTAL INFORMATION

September 28, 2013

Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Comprehensive Earnings (Loss)

(unaudited)(in millions of Canadian dollars, unless otherwise noted)

	Year ended September 28, 2013
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$2	$1,296	$259	$(23)	$1,534
Freight and other deductions	-	-	189	17	(5)	201
Lumber export taxes	-	-	3	-	-	3
Cost of sales (excluding depreciation and amortization)	-	-	1,024	153	(18)	1,159
Selling, general and administrative	-	8	51	13	-	72
Share-based compensation	-	1	-	-	-	1
Depreciation and amortization	-	2	30	8	-	40
Other items	-	-	27	2	-	29
Operating earnings (loss)	-	(9)	(28)	66	-	29

Interest, foreign exchange and other	5	(5)	18	(6)	16	28
Exchange loss (gain) on long-term debt	-	14	-	-	-	14
Net finance costs (income)	5	9	18	(6)	16	42
Earnings (loss) before income taxes and share of results for equity accounting	(5)	(18)	(46)	72	(16)	(13)
Income tax expense (recovery)	-	-	-	21	-	21
Share of results for equity accounting	(29)	(14)	-	-	43	-
Net earnings (loss)	(34)	(32)	(46)	51	27	(34)

Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans	132	132	84	15	(231)	132
Income tax	2	2	-	2	(4)	2
Foreign currency translation differences for foreign operations	15	15	-	15	(30)	15
Total comprehensive earnings (loss)	$115	$117	$38	$83	$(238)	$115
Basic and diluted net loss in dollars per share						$(0.34)

TEMBEC Supplemental Information for fiscal 2013	4

TEMBEC INC.
SUPPLEMENTAL INFORMATION

September 28, 2013

Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Comprehensive Earnings (Loss) (continued)

(unaudited)(in millions of Canadian dollars, unless otherwise noted)

	Year ended September 29, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$1	$1,409	$279	$(23)	$1,666
Freight and other deductions	-	-	217	20	(5)	232
Lumber export taxes	-	-	7	-	-	7
Cost of sales (excluding depreciation and amortization)	-	-	1,132	176	(18)	1,290
Selling, general and administrative	-	8	59	7	-	74
Share-based compensation	-	(1)	-	-	-	(1)
Depreciation and amortization	-	1	39	6	-	46
Other items	(1)	19	32	-	-	50
Operating earnings (loss)	1	(26)	(77)	70	-	(32)

Interest, foreign exchange and other	-	3	38	-	-	41
Exchange loss (gain) on long-term debt	-	(13)	-	-	-	(13)
Net finance costs (income)	-	(10)	38	-	-	28
Earnings (loss) before income taxes and share of results for equity accounting	1	(16)	(115)	70	-	(60)
Income tax expense (recovery)	1	(1)	-	22	-	22
Share of results for equity accounting	(82)	(67)	-	-	149	-
Net earnings (loss)	(82)	(82)	(115)	48	149	(82)

Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans	(38)	(38)	(20)	(5)	63	(38)
Income tax	-	-	-	-	-	-
Foreign currency translation differences for foreign operations	(11)	(11)	-	(11)	22	(11)
Total comprehensive earnings (loss)	$(131)	$(131)	$(135)	$32	$234	$(131)
Basic and diluted net loss in dollars per share						$(0.82)

TEMBEC Supplemental Information for fiscal 2013	5

TEMBEC INC.
SUPPLEMENTAL INFORMATION

September 28, 2013

Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Cash Flows

(unaudited)(in millions of Canadian dollars)

	Year ended September 28, 2013
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(34)	$(32)	$(46)	$51	$27	$(34)
Adjustments for:
Depreciation and amortization	-	2	30	8	-	40
Net finance costs	5	9	18	(6)	16	42
Income tax expense (recovery)	-	-	-	21	-	21
Income tax paid	-	-	-	(15)	-	(15)
Excess cash contributions over employee future benefits expense	-	(23)	(7)	(4)	-	(34)
Provisions	-	-	-	-	-	-
Share of results for equity accounting	29	14	-	-	(43)	-
Impairment loss	-	-	22	-	-	22
Gain on sale of assets	-	-	-	-	-	-
Other	-	(2)	(3)	(1)	-	(6)
	-	(32)	14	54	-	36
Change in non-cash working capital:
Trade and other receivables	-	(16)	(92)	(10)	134	16
Inventories	-	-	12	(9)	-	3
Prepaid expenses	-	-	1	-	-	1
Trade, other payables and accrued charges	34	43	26	(2)	(134)	(33)
	34	27	(53)	(21)	-	(13)
	34	(5)	(39)	33	-	23
Cash flows from investing activities:
Disbursements for property, plant and equipment	-	(1)	(109)	(17)	-	(127)
Proceeds from sale of net assets	-	-	100	-	-	100
Change in restricted cash	-	-	5	(1)	-	4
Investments in a subsidiary	(31)	-	-	-	31	-
Interest received	-	42	5	1	(48)	-
Other	-	1	-	-	-	1
	(31)	42	1	(17)	(17)	(22)
Cash flow from financing activities:
Change in operating bank loans	-	-	(12)	1	-	(11)
Increase in long-term debt	-	-	40	-	-	40
Repayments of long-term debt	-	-	-	(8)	-	(8)
Proceeds from issue of share capital	-	-	31	-	(31)	-
Interest paid	(3)	(37)	(31)	(17)	48	(40)
Other	-	(1)	-	1	-	-
	(3)	(38)	28	(23)	17	(19)
	-	(1)	(10)	(7)	-	(18)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	-	-	-	4	-	4
Net increase (decrease) in cash and cash equivalents	-	(1)	(10)	(3)	-	(14)

Cash and cash equivalents, beginning of year	-	1	29	57	-	87
Cash and cash equivalents, end of year	$-	$-	$19	$54	$-	$73

TEMBEC Supplemental Information for fiscal 2013	6

TEMBEC INC.
SUPPLEMENTAL INFORMATION

September 28, 2013

Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Cash Flows (continued)

(unaudited)(in millions of Canadian dollars)

	Year ended September 29, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(82)	$(82)	$(115)	$48	$149	$(82)
Adjustments for:
Depreciation and amortization	-	1	39	6	-	46
Net finance costs	-	(10)	38	-	-	28
Income tax expense (recovery)	1	(1)	-	22	-	22
Income tax paid	-	-	-	(14)	-	(14)
Excess cash contributions over employee future benefits expense	-	(15)	(12)	(7)	-	(34)
Provisions	-	6	6	-	-	12
Share of results for equity accounting	82	67	-	-	(149)	-
Impairment loss	-	16	51	-	-	67
Gain on sale of assets	(1)	(3)	(26)	-	-	(30)
Other	(1)	2	(3)	-	-	(2)
	(1)	(19)	(22)	55	-	13
Change in non-cash working capital:
Trade and other receivables	-	29	19	(20)	(58)	(30)
Inventories	-	-	(40)	-	-	(40)
Prepaid expenses	-	-	-	(1)	-	(1)
Trade, other payables and accrued charges	33	(62)	(33)	(10)	58	(14)
	33	(33)	(54)	(31)	-	(85)
	32	(52)	(76)	24	-	(72)
Cash flows from investing activities:
Disbursements for property, plant and equipment	-	(2)	(86)	(20)	-	(108)
Proceeds from sale of net assets	1	3	80	-	-	84
Change in restricted cash	-	-	(5)	5	-	-
Investments in a subsidiary	(28)	-	-	-	28	-
Interest received	-	34	-	-	(34)	-
Other	-	(1)	-	-	-	(1)
	(27)	34	(11)	(15)	(6)	(25)
Cash flow from financing activities:
Change in operating bank loans	-	-	65	(3)	-	62
Increase in long-term debt	-	50	18	6	-	74
Repayments of long-term debt	(5)	-	-	(6)	-	(11)
Proceeds from issue of share capital	-	-	28	-	(28)	-
Interest paid	-	(31)	(35)	(2)	34	(34)
Other	-	-	-	-	-	-
	(5)	19	76	(5)	6	91
	-	1	(11)	4	-	(6)
Foreign exchange loss on cash and cash equivalents held in foreign currencies	-	-	-	(6)	-	(6)
Net increase (decrease) in cash and cash equivalents	-	1	(11)	(2)	-	(12)

Cash and cash equivalents, beginning of year	-	-	40	59	-	99
Cash and cash equivalents, end of year	$-	$1	$29	$57	$-	$87

TEMBEC Supplemental Information for fiscal 2013	7